Exhibit 12.1

VAALCO Energy Inc.

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	For the Three Months Ended 3/31/2014		Year Ended December 31,
			2013		2012		2011		2010		2009
Earnings:
Pre-tax income (loss) from continuing operations	$(912)		$77,187		$87,152		$134,030		$77,647		$32,758
Fixed Charges:
Interest expense, including debt issue amortization	—		—		—		—		—		450
Capitalized interest	238		—		—		—		—		—
Interest portion of rent expense	941		3,679		3,398		2,536		2,705		2,584

Total fixed charges	1,179		3,679		3,398		2,536		2,705		3,304

Earnings before fixed charges (excludes capitalized interest)	$31		$80,866		$90,550		$136,566		$80,352		$35,792

Ratio of earnings (loss) to fixed charges (2)	—	(1)	21.98	x	26.65	x	53.86	x	29.70	x	11.80	x

(1)	Earnings for the first quarter of 2014 were insufficient to cover fixed charges by $269 thousand.
(2)	The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.